Sykes Financial Services, LLC

Statement of Financial Condition
December 31, 2015

ASSETS

Assets:	
Cash	$ 23,244
Commissions receivable	832
Prepaid expenses	3,812
Other current assets	1
	$ 27,889

LIABILITIES AND MEMBER'S EQUITY

Liabilities:	
Accounts payable - trade	-
Commissions payable	749
Total Liabilities	749
Member's Equity:	27,140
	$ 27,889

The accompanying notes are an integral part of these financial statements.